UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-35492

ALEXANDER & BALDWIN, Inc.

(Alexander & Baldwin Holdings, LLC as successor by merger to Alexander & Baldwin, Inc.)
(Exact name of registrant as specified in its charter)

822 Bishop Street, Post Office Box 3440, Honolulu, Hawaii 96801

(808) 525-6611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without Par Value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Alexander & Baldwin Holdings, LLC, as successor by merger to Alexander & Baldwin, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2026

Alexander & Baldwin Holdings, LLC
(as successor by merger to Alexander & Baldwin, Inc.)

By:	/s/ Clayton K.Y. Chun
Name:	Clayton K.Y. Chun
Title:	Executive Vice President, Chief Financial Officer and Treasurer